PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720.6320
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY
WASHINGTON D.C.

August 4, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Dietrich King
Ta Tanisha Meadows
Angela Lumley

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 11 Filed July 6, 2023 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 1, 2023, relating to the Company’s Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on July 6, 2023 (“Post-Qualification Amendment No. 11”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 12 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 12”).

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In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. All page references or capitalized terms herein correspond to the page of Post-Qualification Amendment No. 11.

Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A Filed on July 6, 2023

Series may only own a minority interest in Underlying Assets ..., page 22

1.	We note your response to comment 7 and we reissue it in part. Please address the minority/majority interest raised in the "Series may only own a majority interest in the Underlying Assets" risk factor. Additionally, please revise your disclosure throughout the offering circular for consistency and accuracy in this regard. Also disclose who among the co-owners of a Series is responsible for executing decisions, once such decisions are made. Finally, disclose who among the co-owners of a Series makes non-major decisions, including the daily maintenance and care of the horse.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Offering Statement on page 22 and elsewhere in the Offering Statement to clarify this issue. The Company supplementally advises the Staff that the Manager is ultimately responsible for executing such decisions and trainers, stable hands, veterinarians, etc. managed or paid by the Company handle ordinary day-to-day activities, subject to the authority of the Manager.

Potential Conflicts of Interest, page 25

2.	We note your response and amended disclosure in response to comment 8 and we reissue it in part. Please revise your disclosure that states that "[t]his conflict of interest will exist in connection with Company management" to clarify what conflict of interest is being described and between whom it exists.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Offering Statement on page 25 to clarify that the conflict of interest involves Manager fees and compensation and is a conflict of interest between the Manager and investors.

Plan of Operations, page 123

3.	We note your response to comment 11 and reissue it. Here, or elsewhere as appropriate, please disclose the total amount of distributable cash and include how many horses and races are responsible for such distributions to investors.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Offering Statement on pages 122 and 123 to disclose the total amount of distributable cash and include how many horses and races are responsible for such distributions to investors. The Company supplementally advises the Staff that such information also appears on both a consolidated and a series-by-series basis in the financial statements under line item “Distributions from horse series” in the CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) as well as the CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS which show cash distributed from each such series to its members, as well as the total amount for all series on a consolidated basis.

Description of the Business, page 130

4.	We note your response and amended disclosure in response to comment 13. Please revise your statement that "[t]he Company, in collaboration with the manager, Experiential, has quickly emerged as one of the most successful stables in horse racing over the past several years" to reflect that this is management's belief.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Offering Statement on page 130 to clarify that this is management’s belief.

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Executive Officers, Directors and Significant Employees of the Manager, page 142

5.	We note your response to comment 16. Please revise the table on page 142 to reflect the approximate hours per week of the part-time employees/consultants.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Offering Statement on page 142 to reflect the approximate hours per week of its part-time employees/consultants.

Report of Independent Registered Public Accounting Firm, page F-1

6.	Please have your auditor revise their report on page F-1 to also state, if true, that they are required to be independent with respect to you and each listed Series in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A, Article 2 of Regulation S-X and paragraphs .28(c), .A38 and .A39 of AU-C Section 700 of the Statements on Auditing Standards. Our comment also applies to your future annual reports.

In response to the Staff’s comment, the Company’s auditor has revised its report accordingly.

General

7.	We note your responses to comments 20 and 21. We continue to evaluate certain aspects of your responses and may have further comments.

In response to the Staff’s comment, the Company understands that the Staff is still evaluating these responses and is available to answer any such comments at the Staff’s convenience.

8.	We note your response to comment 21. Please clarify whether the securities offered by Series Edge in the corresponding Regulation D offerings are identical to the securities being offered pursuant to Regulation A and disclose and explain any material differences in the rights of the respective securityholders.

In response to the Staff’s comment, the Company advises the Staff that, as it relates to Series Edge offerings involving the same Underlying Asset as a Series offered in the Offering Statement, the Series Edge sits as a co-owner of the Underlying Asset under the relevant co-ownership agreement and not the same series. The rights of the respective co-owners (the Series vs. the Edge Series vs. a third party co-owner) are set forth in such corresponding co-ownership agreement exhibits, which includes pro rata responsibility for expenses and payment of the pro rata share of the purchase price of the asset (on the same valuation) as with all other such co-ownership arrangements with third party co-owners.

9.	With respect to any securities offered by Series Edge, please revise the applicable Use of Proceeds tables to note any material amount of other funds that are to be used in conjunction with the proceeds. Please state the amounts, sources of such other funds, and whether such funds are firm or contingent. Refer to Instruction 5 to Item 6 of Part II of Form 1-A.

In response to the Staff’s comment, the Company advises the Staff that as it relates to Series Edge offerings involving the same Underlying Asset as a Series offered in the Offering Statement, no proceeds of such Series Edge offerings are used by or attributable to such corresponding Reg. A Series. The Series Edge series is a separate and distinct series of the Company with separate books and records and assets and liabilities. Rather, such Series Edge, like with all other co-ownership structures involving third party co-owners, is responsible for the payment of their pro-rata portion of all expenses incurred in connection with the horse and the Reg. A Series in question is responsible for its pro-rata portion of such expenses as provided in the respective co-ownership agreements and such series are formed prior to the corresponding Regulation A offering and are thus not contingent or related.

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10.	We note your disclosure in Part I, Item 6, Unregistered Securities Issued or Sold Within One Year. Please revise the corresponding exhibit, filed as exhibit 16.1, to itemize, on a series-by-series basis, the amount of securities issued and the individual prices and/or consideration received.

In response to the Staff’s comment, the Company has revised exhibit 16.1 to provide such information on a series-by-series basis as requested.

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Please direct any questions regarding the Company’s response to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:             Michael Behrens, My Racehorse CA LLC

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